SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                  ------------

                    Under the Securities Exchange Act of 1934
                               (Amendment No.--)*

                              Sinovac Biotech Ltd.
                              --------------------
                                (Name of Issuer)

                         Common Stock, par value $0.001
                         ------------------------------
                         (Title of Class of Securities)

                                    P8696W104
                                    ---------
                                 (CUSIP Number)

                            Michael T. Shannon, Esq.
                                  Devlin Jensen
                             Barristers & Solicitors
                       Suite 2550 - 555 W. Hastings Street
                           Vancouver, British Columbia
                                 Canada V6B 4N5
                                 (604) 684-2550
                                 --------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               September 24, 2003
                               ------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13D to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                                Page 1 of 5 Pages

  CUSIP NO.: P8696W104                 13D                   Page 2 of 5 Pages


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(1)  NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Wei Dong Yin
--------------------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [ ]
     (See Instructions)                                                 (b) [ ]

--------------------------------------------------------------------------------
(3)  SEC USE ONLY


--------------------------------------------------------------------------------
(4)  SOURCE OF FUNDS (See Intructions)

     PF
--------------------------------------------------------------------------------
(5)  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                   [ ]
     PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

     People's Republic of China
--------------------------------------------------------------------------------
               (7)  SOLE VOTING POWER
Number of
  Shares            6,544,830
Beneficially   -----------------------------------------------------------------
 Owned by      (8)  SHARED VOTING POWER
   Each
 Reporting           0
Person With    -----------------------------------------------------------------
               (9)  SOLE DISPOSITIVE POWER

                    6,544,830
               -----------------------------------------------------------------
               (10) SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,544,830
--------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (See Instructions)                                                     [ ]


--------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     24.2%
--------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

  CUSIP NO.: P8696W104                 13D                   Page 3 of 5 Pages


Item 1.   SECURITY AND ISSUER

          The class of equity securities to which this statement relates is common stock, $0.001 par value per share (the "Common Stock") of Sinovac Biotech Ltd., a corporation organized under the laws of the Country of Antigua (the "Issuer"). The address of the principal executive offices of the Issuer is Suite #10 - Epicurean, Woods Centre, P.O. Box W-645, St. John's, Antigua, West Indies.

Item 2.   IDENTITY AND BACKGROUND

          (a) - (c)

          Wei Dong Yin's principal occupation is director and General Manager of Sinovac Biotech Co., Ltd., a corporation organized under the laws of the People's Republic of China, and President and Chief Executive Officer of the Issuer. Mr. Yin's residential address is No. 39 Shangdi, XI St., Haidian District, Bejing, China 100085.

          (d) - (f)

          During the last five years, Mr. Wei Dong Yin has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). In addition, during the last five years, Mr. Wei Dong Yin has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction; and therefore, is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Mr. Wei Dong Yin is citizen of the People's Republic of China.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          On September 24, 2003, Mr. Wei Dong Yin entered into a Share Purchase Agreement with Geneva Overseas Holdings Ltd. whereby Mr. Wei Dong Yin acquired 6,544,830 shares of Common Stock of the Issuer owned by Geneva Overseas Holdings Ltd. at a price of $0.03 per share for a total acquisition cost of $195,000. The 6,544,830 shares of Common Stock of the Issuer now owned by Mr. Wei Dong Yin represents approximately 24% of the Issuer's outstanding capital stock.

Item 4.   PURPOSE OF TRANSACTION

          Mr. Wei Dong Yin is currently holding the shares for investment purposes. Mr. Wei Dong Yin has no plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. However, immediately prior to Mr. Wei Dong Yin entering into the Share Purchase agreement with Geneva Overseas Holdings Ltd., dated September 24, 2003, the Issuer appointed Mr. Wei Dong Yin, Ms. Lily Wang and Mr. He Ping Wang as directors of the Issuer. In addition, Mr. Terry Bowering, director, President, Chief Executive Officer and Chief Financial Officer, Mr. Trevor

  CUSIP NO.: P8696W104                 13D                   Page 4 of 5 Pages


Bowering, director, Mr. Dwight Lewis, director and Mr. Derek Ferguson, director, each tendered their resignation to the Board and the Board of Directors accepted each resignation. Upon the Board's acceptance of Mr. Terry Bowering's resignation, Mr. Yin was appointed President and Chief Executive Officer and Ms. Lily Wang was appointed Chief Financial Officer.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER

          (a) Mr. Wei Dong Yin currently owns 6,544,830 shares of Common Stock of the Issuer which represents approximately 24% of the outstanding Common Stock of the Issuer. This percentage is based on 27,066,033 shares of Common Stock issued and outstanding.

          (b) Mr. Wei Dong Yin has the sole power to vote or to direct the vote and the sole power to dispose or direct the disposition of 6,544,830 shares of Common Stock.

          (c) Except as otherwise described herein, and to the knowledge of Mr. Wei Dong Yin, Mr. Wei Dong Yin has not affected any transaction in the Common Stock during the past sixty (60) days.

          (d) Except as otherwise described herein, and to the knowledge of Mr. Wei Dong Yin, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from sale of, the Common Stock owned by Mr. Wei Dong Yin.

          (e) It is inapplicable for the purpose herein to state the date on which Mr. Wei Dong Yin ceased to be an owner of more than five percent (5%) of the Common Stock.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

          Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Wei Dong Yin and any other person with respect to the voting or disposition of the shares of Common Stock beneficially owned by Mr. Wei Dong Yin.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS

          Not Applicable as there are no exhibits to be filed with this Schedule 13D.

  CUSIP NO.: P8696W104                 13D                   Page 5 of 5 Pages


                                    SIGNATURE
                                    ---------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: October 31, 2003                                  /s/ Wei Dong Yin
                                                   -----------------------------
                                                           Wei Dong Yin